Exhibit 99.3

Global Ship Lease Announces Annual Mandatory Offer to Purchase up to $20.0 Million of First Priority Secured Notes

LONDON, October 25, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it is commencing a cash tender offer (the “Annual Mandatory Offer”) to purchase up to $20.0 million aggregate principal amount (the “Maximum Offer Amount”) of its outstanding 9.875% First Priority Secured Notes due 2022 (the “Notes”) at a purchase price of 102% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date.

The Annual Mandatory Offer is being made pursuant to requirements set forth in the indenture governing the Notes that requires the Company to offer to purchase Notes, to the extent indebtedness under the term loan facility agreement, dated as of October 25, 2017 (the “New Term Loan Facility”), among the Company, the guarantors party thereto, the lenders party thereto and Citibank Europe plc, UK Branch, remains outstanding, up to an amount equal to $20.0 million with respect to this offer, subject to certain limitations, with settlement to be within 30 days following November 15, 2019.

The Company is expected to have indebtedness under the New Term Loan Facility as of November 15, 2019.

The Annual Mandatory Offer will expire at 5:00 p.m., New York City time, on November 25, 2019, unless extended by the Company, in its sole discretion (the “Offer Expiration Date”). If the aggregate amount with respect to the Notes validly tendered (and not validly withdrawn) in the Annual Mandatory Offer exceeds the Maximum Offer Amount, the trustee under the indenture governing the Notes will select the Notes to be accepted for purchase on a pro rata basis (with such adjustments as may be needed so that only Notes in minimum amounts of $200,000 and integral multiples of $1,000 in excess thereof will be so purchased).  Tenders of the Notes must be made on or prior to the Offer Expiration Date and may be validly withdrawn at any time on or prior to the Offer Expiration Date.

To the extent that the principal amount of Notes validly tendered and not properly withdrawn pursuant to the offer is less than the Maximum Offer Amount by an amount that is equal to or greater than a de minimis amount of $500,000, the Company shall be required to pay indebtedness under the New Term Loan Facility to ensure that the aggregate principal amount of Notes repurchased and New Term Loan Facility repaid shall be at least equal to $40.0 million.

The Annual Mandatory Offer is being made pursuant to an Offer to Purchase, dated October 25, 2019, and related documents (collectively, the “Offer Documents”), which set forth the complete terms and conditions of the Annual Mandatory Offer. The Annual Mandatory Offer is made only by and pursuant to the terms set forth in the Offer Documents, and the information in this press release is qualified by reference to those documents. Subject to applicable law, the Company may amend, extend or terminate the Annual Mandatory Offer.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Notes.

THE ANNUAL MANDATORY OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER DOCUMENTS THAT THE COMPANY WILL DISTRIBUTE TO ITS NOTEHOLDERS AND NOTEHOLDERS SHOULD READ CAREFULLY THE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE ANNUAL MANDATORY OFFER. NOTEHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE ANNUAL MANDATORY OFFER.

Any questions regarding the procedures for tendering Notes should be directed to the Depositary Agent for the Annual Mandatory Offer, Global Bondholder Services Corporation, toll free at (866) 807-2200 (banks and brokers call (212) 430-3774) or 65 Broadway, Suite 404, New York, NY 10006.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 41 ships ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 224,162 TEU and an average age, weighted by TEU capacity, of 12.2 years as at September 30, 2019.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:

The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438